





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69162

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 01/01/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carrollton Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2515 South Hood Street
(No. and Street)

Tacoma	WA	98402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R Chaskin (914) 263-4742
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, David R Chaskin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carrollton Capital Partners, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO and FinOp

Title

02/15/2018

Notary Public

KAILASH BHAVNANI

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carrollton Capital Partners, LLC
(SEC I.D. 8-69162)

Statement of Financial Condition
For the Year Ended December 31, 2017
And
Report of Independent Registered Public Accounting Firm

CARROLLTON CAPITAL PARTNERS LLC

December 31, 2017

Table of Contents

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Carrollton Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Carrollton Capital Partners, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Carrollton Capital Partners, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Carrollton Capital Partners, LLC's management. Our responsibility is to express an opinion on Carrollton Capital Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Carrollton Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as Carrollton Capital Partners, LLC's auditor since 2016.

Bethlehem, Pennsylvania

February 22, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

Carrollton Capital Partners, LLC
Statement of Financial Condition
As of December 31, 2017

ASSETS

Assets:		
Cash	$	71,080
Commissions and other receivables, net		200,232
Securities owned, non-marketable, at fair value		9,511
Other		28,836
Total assets	$	309,659

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	146,741
Total liabilities		146,741
Member's equity		162,918
Total liabilities and member's equity	$	309,659

The accompanying Notes are an integral part of this statement

CARROLLTON CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Carrollton Capital Partners, LLC ("the Company") is a wholly owned subsidiary of OB Holdings LLC ("OBH"). The Company was formed in the State of Connecticut on July 13, 2010.

The Company is Tacoma, WA based and is registered as a broker-dealer, in all 50 states, the District of Columbia, Puerto Rico and the US Virgin Islands, in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides consulting and investment banking services.

The Company uses the accrual method of accounting for financial reporting purposes. The Company's year-end is December 31.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Income Taxes
For income tax reporting purposes, the Company is a disregarded entity. Consequently the activity from the Company is reported by its parent, the sole member. Accordingly no income tax expense has been recorded in the financial statements.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable
After review, management has determined that no allowance for doubtful accounts is necessary at December 31, 2018

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $9,783. Additionally the Company is required to maintain a net capital ratio, a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $69,302 which was $59,519 in excess of its required net capital of $9,783. The Company's ratio of aggregate indebtedness to net capital was 2.12 to 1.

NOTE 4. CONCENTRATIONS

The Company maintains its cash in bank deposit accounts. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2017, the Company had no uninsured balances.

NOTE 5. FAIR VALUE

The Company's security assets are recorded at fair value. Fair value is defined as the price that would be paid to transfer the asset between market participants in an orderly transaction on the measurement date. The market in which the reporting entity would transfer the liability with the greatest volume and level of activity for the liability is known as the principal market. When no principal market exists, the most advantageous market is used. This is the market in which the reporting entity would transfer the asset with the price that maximizes the amount that would be received. Fair value is based on assumptions market participants would make in pricing the asset. Generally, fair value is based on observable quoted market prices or derived from observable market data when such market prices or data are available. When such prices or inputs are not available, the reporting entity should use valuation models.

The Company's asset is recorded at fair value and is categorized based on the priority of the inputs used to measure fair value. The inputs used in measuring fair value are categorized into three levels, as follows:

NOTE 5. FAIR VALUE (cont.)

•   Level 1 - Inputs that are based upon quoted prices for identical instruments traded in active markets.

•   Level 2 - Inputs that are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar investments in markets that are not active, or models based on valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the investment.

•   Level 3 - Inputs that are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset. The fair value is therefore determined using model-based techniques that include option pricing models and similar techniques.

The following describes the valuation methodology the Company uses to measure its financial asset at fair value.

Warrants and Common stock: Valued based on the recent transactions.

The Company's financial instruments approximate fair value.

Description	Assets Measured At Fair Value	Fair Value Hierarchy Level		
As of December 31, 2017				
		Level 1	Level 2	Level 3
Warrants	$ 8,692			$ 8,692
Common Stock	819			819
Total	$ 9,511	$ -	$ -	$ 9,511

NOTE 6. RELATED-PARTY TRANSACTIONS

An officer of the Company is also an officer of the parent of OBH.

A client of the Company had a minority interest in OBH.

NOTE 7. COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, the company is subject to regulatory examinations. At December 31, 2017, the Company was subject to a FINRA examination. While the outcome of such matters cannot be predicted with certainty, in the opinion of management, after consultation with outside counsel handling such matters, this action will be resolved with no material adverse effect on the Company's financial statements taken as a whole.

NOTE 8. SUBSEQUENT EVENTS

On January 18, 2018, the Company changed its name to Merit Harbor Capital, LLC.

Management has evaluated events through February 22, 2018, the date on which the financial statements were available to be issued.